FAIRFAX  News Release
TSX Stock Symbol:  FFH AND FFH.U

TORONTO, November 24, 2009

FAIRFAX ESTABLISHES NEW BRAZILIAN INSURER

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced today that it has received preliminary regulatory approval from the Superintendence of Private Insurance in Brazil (SUSEP) for the establishment of a new wholly-owned Brazilian property and casualty insurance company, Fairfax Brasil Seguros Corporativos S.A.

“We are pleased to be starting a new insurance venture in the vibrant Brazilian market with a highly respected and successful Brazilian insurance visionary, Jacques Bergman.” said Prem Watsa, Chairman and CEO.  “Jacques has one of the best track records in the Brazilian commercial insurance market. We look forward to working with Jacques as President of our new venture, Fairfax Brasil, and the many accomplished professionals on his management team to develop the new business and its products.”

Jacques Bergman, President of Fairfax Brasil, has over 20 years experience in the Brazilian insurance market, with over 10 years working at various positions in Itaú Seguros.  Most recently Mr. Bergman was the Chief Operating Officer of Itaú XL Seguros Corporativos S.A., one of the largest commercial insurers in Brazil.

“We are excited to be starting this new venture with a world-class organization such as Fairfax,” said Mr. Bergman, President of Fairfax Brasil.  “With our collective combination of many years of successful experience in Brazilian insurance and Fairfax’s wealth of insurance and investment experience around the world we look forward to building a tremendous success story in the growing Brazilian insurance market.”

Upon receipt of final SUSEP approval, Fairfax Brasil plans to carry out its operations across Brazil, in all lines of commercial business, with a primary focus on property, energy, casualty, surety, marine, financial lines, special risks, hull and aviation. Fairfax Brasil is headquartered in São Paulo, Brazil and will have initial capital of 65 million Reais.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

               Media Contact
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946